UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On May 30, 2024, REE Automotive, Ltd. (the “Company”) announced its financial results for the first quarter ended March 31, 2024. The full text of the press release (the “Press Release”) issued in connection with the announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. In the Press Release, the Company also announced that it will be holding a webcast and conference call on May 30, 2024, at 8:30am ET to discuss its financial results for the first quarter ended March 31, 2024.

The sections titled “Q1 2024 and Recent Highlights”, “Business”, “Technology”, “Operations”, “Financials”, the Company’s “Condensed Consolidated Statements of Comprehensive Loss (Unaudited)”, the Company’s “Condensed Consolidated Balance Sheets (Unaudited)”, and the Company’s “Condensed Consolidated Staements of Cash Flows (Unaudited)” in the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130, File No. 333-272145 and File No. 333-278319) and registration statements on Form F-3 (File Nos. 333-266902 and 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release of REE Automotive Ltd., dated May 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: May 30, 2024

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